FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

NOTIFICATION OF TRANSACTIONS OF PERSONS
DISCHARGING MANAGERIAL RESPONSIBILITY AND/OR
CONNECTED PERSONS

This notification relates to a transaction notified in accordance with DTR 3.1.2 R and 3.1.4 R (1)(a)

1	Name of the issuer
HSBC Holdings plc
2	Name of the person discharging managerial responsibilities or, where applicable, the name of the person connected with a person discharging managerial responsibilities
R E T Bennett, a person discharging managerial responsibilities
3	Description of shares (including class), debentures, derivatives or any other financial instruments relating to shares
US$0.50 ordinary shares
4	State the nature of the transactions

             (i) Release by the Trustee of 22,303 ordinary shares following the vesting of the 2009 Restricted Share award made to R E T Bennett under the HSBC Share Plan. The Trustee of the Plan (a) sold 11,598 shares to meet the tax liability; and (b) transferred 10,705 shares to R E T Bennett as beneficial owner; and

             (ii)Release and subsequent sale by the Trustee of 1,908 ordinary shares following the partial vesting of the 2010 Restricted Share award made to R E T Bennett under the HSBC Share Plan.

5	Number of shares, derivatives or any other financial instruments relating to shares acquired
(i) 10,705
6	Number of shares, derivatives or any other financial instruments relating to shares disposed
(i) 11,598 (ii) 1,908
7	Price per share or value of transactions
(i)(a) and (ii) £5.6014 (i)(b) N/A
8	Date and place of transactions
5 March 2012, London
9	Date issuer informed of transactions
6 March 2012
10	Name of duly authorised officer/official of issuer responsible for making notification
Louisa Jenkinson, Senior Assistant Secretary, 020 7991 0593
11	Date of notification
6 March 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                 Date: 06 March 2012